EXHIBIT 3.1

Amended Section 9.4 of the By-Laws of Priority Healthcare Corporation

Adopted July 21, 2005

“Section 9.4. Control Share Acquisition Statute. Effective at 12:01 a.m. on July 21, 2005, the provisions of IC 23-1-42 shall not apply to the acquisition of shares of the Corporation.”